ITC Holdings Corp.

39500 Orchard Hill Place

Suite 200

Novi, Michigan 48375

July 21, 2005

VIA FACSIMILE AND EDGAR

H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 03-08

Washington, D.C. 20549

Re:	ITC Holdings Corp.

Registration Statement on Form S-1

File No.: 333-123657

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, of ITC Holdings Corp. (the “Company”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EDT on July 25, 2005, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the common stock specified in the above-referenced Registration Statement.

Pursuant to this request, the Company acknowledges that:

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Risë Norman (212) 455-3080 or Kirsten Davis (212) 455-2911 of Simpson Thacher & Bartlett LLP with any questions.

Very truly yours,

ITC Holdings Corp.

By:	/s/ Daniel J. Oginsky
Daniel J. Oginsky
Vice-President and General Counsel

LEHMAN BROTHERS

 July 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 03-08

Washington, D.C.  20549

Attention:  Mr. H. Christopher Owings

                Re:         ITC HOLDINGS CORP.

                                Registration Statement on Form S-1 (File No. 333-123657)

Ladies and Gentlemen:

                As representative of the undersigned underwriters of the proposed initial public offering of up to 14,375,000 shares of common stock of ITC Holdings Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 P.M. (NYT) on July 25, 2005, or as soon thereafter as is practicable.

                Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated  July 11, 2005, through the date hereof:

Preliminary Prospectus dated July 11, 2005:

                24,674 copies to prospective underwriters, institutional investors, dealers and others

                The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LEHMAN BROTHERS INC.
CREDIT SUISSE FIRST BOSTON LLC
MORGAN STANLEY & CO. INCORPORATED
GOLDMAN, SACHS & CO.
UBS SECURITIES LLC

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President